Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
Management's discussion and analysis (“MD&A”) is dated May 9, 2024 and should be read in conjunction with the unaudited consolidated financial statements for the period ended March 31, 2024 for a full understanding of the financial position and results of operations of Crescent Point Energy Corp. (the “Company” or “Crescent Point”). Except as otherwise noted, the results of operations present only continuing operations. Comparative period results have been revised to reflect current period presentation.
The unaudited consolidated financial statements and comparative information for the period ended March 31, 2024, are presented under IFRS Accounting Standards as issued by the International Accounting Standards Board.
Structure of the Business
The principal undertaking of Crescent Point is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries. Amounts in this MD&A are in Canadian dollars unless noted otherwise. References to “US$” and "US dollars" are to United States (“U.S.”) dollars.
Overview
Crescent Point's first quarter 2024 results were highlighted by continued operational execution and the successful integration of the Alberta Montney assets of Hammerhead Energy Inc. ('Hammerhead"), which were acquired in December 2023. Total production averaged 198,551 boe/d for the quarter, up 43 percent from the first quarter of 2023, primarily attributable to growing volumes in the Alberta Montney. The first quarter saw an active capital program, with development capital expenditures of $398.6 million and 45 (38.8 net) wells drilled. The Company continued to realize a strong operating netback of $36.60 per boe despite weaker oil differentials during the first quarter, mainly due to the Company's improved cost structure associated with its Kaybob Duvernay and Alberta Montney assets.
Crescent Point achieved strong first quarter financial results, with adjusted funds flow from operations of $568.2 million, adjusted net earnings from operations of $187.0 million, and excess cash flow of $130.8 million. The Company reduced net debt by $155.2 million, ending the quarter with net debt of $3.58 billion or 1.5 times net debt to adjusted funds flow from operations. The Company recorded a non-cash impairment during the quarter related to certain assets being classified as held for sale, which resulted in a net loss of $411.7 million.
During the first quarter, the Company closed the sale of its Southern Alberta assets for total consideration of $38.1 million after closing adjustments along with the disposition of its Swan Hills assets for total consideration of $80.5 million after closing adjustments.
The Company remained active with its hedging portfolio during the quarter, protecting against commodity price volatility. The Company has approximately 45 percent of its oil and liquids production and over 30 percent of its natural gas production hedged throughout the remainder of 2024, and approximately 10 percent of its oil and liquids production and 30 percent of its natural gas production hedged in the first half of 2025, net of royalty interest.
Subsequent to the quarter, the Company announced the disposition of non-core Saskatchewan assets for $600.0 million, prior to closing adjustments. The Company expects to direct net proceeds from the disposition toward its balance sheet to reduce long-term debt. In conjunction with the disposition, Crescent Point revised its 2024 annual average production guidance to 191,000 - 199,000 boe/d. Development capital expenditures guidance of $1.40 - $1.50 billion remained unchanged as a result of minimal spending budgeted for these assets for the remainder of 2024.
Development capital expenditures, operating netback, adjusted funds flow from operations, adjusted net earnings from operations, excess cash flow, net debt and net debt to adjusted funds flow from operations are specified financial measures that do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.

CRESCENT POINT ENERGY CORP.	1

Presentation of Continuing and Discontinued Operations
In 2023, the Company completed the disposition of its North Dakota assets, which made up its Northern U.S. cash-generating unit ("CGU"). The Northern U.S. CGU represented a geographical area of the Company's operations, therefore, its results were classified as a discontinued operation in accordance with IFRS 5 Non-current Assets Held for Sale and Discontinued Operations. Refer to the Discontinued Operations in this MD&A for further information. The financial results for the period ended March 31, 2024 and March 31, 2023, are presented below to reconcile continuing and discontinued operations to total results.
The following table summarizes the Company's financial results from continuing and discontinued operations for the period ended March 31, 2024 and March 31, 2023:

	Three months ended March 31, 2024			Three months ended March 31, 2023
($ millions)	Continuing	Discontinued	Total	Continuing (1)	Discontinued (1)	Total
REVENUE AND OTHER INCOME
Oil and gas sales	1,107.9	—	1,107.9	762.0	151.6	913.6
Purchased product sales	28.3	—	28.3	19.8	—	19.8
Royalties	(113.9)	—	(113.9)	(86.0)	(38.5)	(124.5)
Oil and gas revenue	1,022.3	—	1,022.3	695.8	113.1	808.9
Commodity derivative gains (losses)	(213.3)	—	(213.3)	13.2	—	13.2
Other income (loss)	1.5	(12.8)	(11.3)	8.5	—	8.5
	810.5	(12.8)	797.7	717.5	113.1	830.6
EXPENSES
Operating	251.0	—	251.0	169.0	23.4	192.4
Purchased product	29.8	—	29.8	20.5	—	20.5
Transportation	81.8	—	81.8	32.8	2.7	35.5
General and administrative	28.6	—	28.6	24.0	0.7	24.7
Interest	60.8	—	60.8	16.0	—	16.0
Foreign exchange gain	(1.8)	—	(1.8)	(3.0)	—	(3.0)
Share-based compensation	12.2	—	12.2	17.5	—	17.5
Depletion, depreciation and amortization	344.1	—	344.1	186.4	45.3	231.7
Impairment	512.3	—	512.3	—	—	—
Accretion and financing	6.8	—	6.8	7.0	0.1	7.1
	1,325.6	—	1,325.6	470.2	72.2	542.4
Net income (loss) before tax	(515.1)	(12.8)	(527.9)	247.3	40.9	288.2

Tax expense (recovery)
Current	—	—	—	—	—	—
Deferred	(116.2)	—	(116.2)	62.5	9.0	71.5
Net income (loss)	(398.9)	(12.8)	(411.7)	184.8	31.9	216.7
(1)Comparative period revised to reflect current period presentation.
Results of Operations
Production

	Three months ended March 31
	2024	2023	% Change
Crude oil and condensate (bbls/d)	113,607	78,191	45
NGLs (bbls/d)	19,077	13,562	41
Natural gas (mcf/d)	395,204	157,690	151
Production from continuing operations (boe/d)	198,551	118,035	68
Production from discontinued operations (boe/d)	—	21,245	(100)
Total average daily production (boe/d)	198,551	139,280	43
Crude oil and liquids - continuing operations (%)	67	78	(11)
Natural gas - continuing operations (%)	33	22	11
Total (%)	100	100	—

CRESCENT POINT ENERGY CORP.	2

The following is a summary of Crescent Point's production by area:

	Three months ended March 31
Production By Area (boe/d)	2024	2023	% Change
Alberta	136,810	53,704	155
Saskatchewan	61,741	64,331	(4)
Production from continuing operations	198,551	118,035	68
Production from discontinued operations - North Dakota	—	21,245	(100)
Total average daily production	198,551	139,280	43
Production from continuing operations averaged 198,551 boe/d during the first quarter of 2024 compared to 118,035 boe/d in the first quarter of 2023, representing an increase of 68 percent. The increase is primarily due to the acquisitions of the Alberta Montney assets in May and December 2023, along with organic growth from the Company's development program.
The Company's weighting to crude oil and liquids production in the three months ended March 31, 2024, decreased by 11 percent. The decrease was mainly due to the increased production in the Alberta Montney assets mentioned above, which have a higher weighting of natural gas production.
Exhibit 1
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.
Marketing and Prices

	Three months ended March 31
Average Selling Prices (1)	2024	2023	% Change
Crude oil and condensate ($/bbl)	90.22	92.64	(3)
NGLs ($/bbl)	37.38	41.63	(10)
Natural gas ($/mcf)	3.07	4.17	(26)
Total ($/boe)	61.32	71.73	(15)
(1)The average selling prices reported are before realized commodity derivatives and transportation.

CRESCENT POINT ENERGY CORP.	3

	Three months ended March 31
Benchmark Pricing	2024	2023	% Change
Crude Oil Prices
WTI crude oil (US$/bbl) (1)	76.97	76.11	1
WTI crude oil (Cdn$/bbl)	103.73	102.85	1
Crude Oil and Condensate Differentials
LSB crude oil (Cdn$/bbl) (2)	(14.22)	(8.74)	63
FOS crude oil (Cdn$/bbl) (3)	(22.84)	(31.16)	(27)
MSW crude oil (Cdn$/bbl) (4)	(11.64)	(3.85)	202
C5+ condensate (Cdn$/bbl) (5)	(5.62)	5.03	(212)
Natural Gas Prices
AECO daily spot natural gas (Cdn$/mcf) (6)	2.51	3.23	(22)
AECO monthly index natural gas (Cdn$/mcf)	2.04	4.35	(53)
NYMEX natural gas (US$/mmbtu) (7)	2.24	3.43	(35)
Foreign Exchange Rate
Exchange rate (US$/Cdn$)	0.742	0.740	—
(1)WTI refers to the West Texas Intermediate crude oil price.
(2)LSB refers to the Light Sour Blend crude oil price.
(3)FOS refers to the Fosterton crude oil price, which typically receives a premium to the Western Canadian Select ("WCS") price.
(4)MSW refers to Mixed Sweet Blend crude oil price.
(5)C5+ condensate refers to the Canadian C5+ condensate index.
(6)AECO refers to the Alberta Energy Company natural gas price.
(7)NYMEX refers to the New York Mercantile Exchange natural gas price.
Benchmark crude oil prices remained consistent in the three months ended March 31, 2024, compared to the same period in 2023. Supply concerns around the conflicts in Ukraine and the Middle East and the extension of OPEC+ production cuts were largely offset by demand concerns around worldwide economic uncertainty.
Natural gas prices were significantly lower in the first quarter of 2024 compared to the same period in 2023, primarily due to a mild winter across most of North America, which resulted in below-average demand and led to large storage inventory levels. Increased production in both the U.S. and Canada provided further downward pressure on natural gas prices. The AECO daily and NYMEX benchmark prices decreased 22 percent and 35 percent, respectively, in the three months ended March 31, 2024 compared to the same period in 2023.
Exhibit 2
LSB and MSW crude oil differentials weakened in the three months ended March 31, 2024, compared to the same period in 2023, primarily due to increased crude oil supply in the Western Canadian Sedimentary Basin ("WCSB") coupled with inventory builds and delays on the Trans Mountain pipeline ("TMX") expansion in-service date. The delay of the TMX expansion increased apportionment on the Enbridge mainline, which reduced the available capacity to transport light and heavy crude out of the WCSB.
FOS crude oil differentials strengthened in the three months ended March 31, 2024, compared to the same period of 2023, primarily due to narrower WCS differentials. WCS differentials were unusually wide in the first quarter of 2023, largely due to the Strategic Petroleum Reserve release by the U.S. government and outages at North American refineries that process heavy crude oil.
Condensate differentials weakened in the three months ended March 31, 2024, compared to the same period in 2023, primarily due to higher production and weaker MSW pricing, which encouraged the market to blend sweet crude oil into the condensate stream and contributed to oversupply. Condensate inventory levels increased and exceeded the five year average, keeping differentials depressed.

CRESCENT POINT ENERGY CORP.	4

For the three months ended March 31, 2024, the Company's average selling price for crude oil and condensate decreased 3 percent from the same period in 2023. Although the Cdn$ WTI benchmark price remained consistent, weaker differentials adversely impacted the Company's realized prices. Crescent Point's corporate crude oil and condensate differential relative to Cdn$ WTI in the three months ended March 31, 2024 was $13.51 per bbl compared to $10.21 per bbl in 2023. The wider corporate differential was driven by weaker crude oil differentials, partially offset by additional exposure to MSW due to the acquisition of the Alberta Montney assets.
For the three months ended March 31, 2024, the Company's average selling price for NGLs decreased 10 percent from the same period in 2023, primarily due to a reduction in butane prices, partially offset by an increase in propane prices. The reduction in butane prices was largely due to record high inventories in the U.S. as a result of increased domestic production.
The Company's average selling price for natural gas decreased 26 percent in the three months ended March 31, 2024 compared to the same period in 2023, as a result of weaker AECO daily and NYMEX benchmark prices. The Company's gas production primarily trades at a slight premium to AECO pricing due to the Company selling a portion of its portfolio to U.S. markets.
Exhibit 3

Crude Oil and Condensate Prices
140.00
120.00
100.00
80.00
60.00
Cdn$ /bbl
Q2 2022
Q3 2022
Q4 2022
Q1 2023
Q2 2023
Q3 2023
Q4 2023
Q1 2024
WTI
LSB
FOS
C5+
MSW
Crescent Point average selling price

Commodity Derivatives
Management of cash flow variability is an integral component of Crescent Point's business strategy. Crescent Point regularly monitors changing business and market conditions while executing its strategic risk management program. Crescent Point proactively manages the risk exposure inherent in movements in the price of crude oil, natural gas, interest rates, the Company's share price and the US/Cdn dollar exchange rate through the use of derivatives with investment-grade counterparties.
The Company's crude oil derivatives are referenced to WTI. The Company's natural gas derivatives are referenced to NYMEX and the AECO monthly index. Crescent Point utilizes a variety of derivatives, including swaps, swaptions, collars and put options, to protect against downward commodity price movements while also providing the opportunity for some upside participation during periods of rising prices. This reduces the volatility of the selling price of crude oil, NGLs and natural gas production and provides a measure of stability to the Company's cash flow. See Note 21 – "Financial Instruments and Derivatives" in the unaudited consolidated financial statements for the period ended March 31, 2024, for additional information on the Company's derivatives.

CRESCENT POINT ENERGY CORP.	5

The following is a summary of the realized commodity derivative gains (losses):

	Three months ended March 31
($ millions, except volume amounts)	2024	2023	% Change
Average crude oil volumes hedged (bbls/d)	57,861	21,000	176
Crude oil realized derivative gain (loss)	2.2	(9.8)	(122)
per bbl - continuing operations	0.21	(1.39)	(115)
Average natural gas volumes hedged (GJ/d) (1) (2)	120,735	30,000	302
Natural gas realized derivative gain (2)	2.3	2.4	(4)
per GJ - continuing operations	0.06	0.17	(65)
Average barrels of oil equivalent hedged (boe/d) (2)	76,933	25,739	199

Total realized commodity derivative gains (losses) (2)	4.5	(7.4)	(161)
per boe - continuing operations	0.25	(0.70)	(136)
per boe - total average daily production	0.25	(0.59)	(142)
(1)GJ/d is defined as gigajoules per day.
(2)The natural gas derivative gain for the three months ended March 31, 2024 and March 31, 2023 includes the realized derivative gains and losses on financial natural gas price differential contracts. The average natural gas volumes hedged and average barrels of oil equivalent hedged do not include the hedged volumes related to financial natural gas price differentials contracts.
The Company's realized derivative gain for crude oil was $2.2 million for the three months ended March 31, 2024, compared to a realized derivative loss of $9.8 million for the same period in 2023. The realized derivative gain was primarily attributable to the lower Cdn$ WTI benchmark price compared to the Company's average derivative crude oil price.
Crescent Point's realized derivative gain for natural gas was $2.3 million for the three months ended March 31, 2024, compared to $2.4 million for the same period in 2023. The realized gain in 2024 is primarily the result of the lower average AECO monthly index price compared to the Company's average derivative natural gas hedge price, partially offset by losses on the Company's natural gas differential contracts as a result of the narrower AECO to NYMEX differential.
Exhibit 4
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.
The following is a summary of the Company's unrealized commodity derivative gains (losses):

	Three months ended March 31
($ millions)	2024	2023	% Change
Crude oil	(193.8)	28.0	(792)
Natural gas	(24.0)	(7.4)	224
Total unrealized commodity derivative gains (losses)	(217.8)	20.6	(1,157)
For the three months ended March 31, 2024, the Company recognized a total unrealized derivative loss of $217.8 million on its commodity contracts compared to an unrealized gain of $20.6 million for the same period in 2023. The unrealized crude oil derivative loss in 2024 was primarily attributable to the increase in the Cdn$ WTI forward benchmark prices at March 31, 2024, compared to December 31, 2023. The unrealized loss on natural gas derivative contracts for the three months ended March 31, 2024, was primarily due to the narrower forward AECO to NYMEX differential at March 31, 2024, compared to December 31, 2023.

CRESCENT POINT ENERGY CORP.	6

Oil and Gas Sales

	Three months ended March 31
($ millions) (1)	2024	2023	% Change
Crude oil and condensate sales	932.7	652.0	43
NGL sales	64.9	50.8	28
Natural gas sales	110.3	59.2	86
Total oil and gas sales	1,107.9	762.0	45
(1)Oil and gas sales are reported before realized commodity derivatives.
Total oil and gas sales increased by 45 percent in the three months ended March 31, 2024, compared to the same period in 2023, due to higher production volumes, partially offset by lower average selling prices.
Exhibit 5
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.
Royalties

	Three months ended March 31
($ millions, except % and per boe amounts)	2024	2023	% Change
Royalties	113.9	86.0	32
As a % of oil and gas sales	10.3	11.3	(1)
Per boe	6.30	8.10	(22)
Royalties increased 32 percent in the three months ended March 31, 2024, compared to the same period in 2023, due to the increase in oil and gas sales, partially offset by a lower average royalty rate. Royalties as a percentage of oil and gas sales in the first quarter of 2024 decreased compared to the same period in 2023, primarily due to the addition of the lower royalty rate Alberta Montney assets.
Royalties per boe decreased 22 percent in the three months ended March 31, 2024, compared to the same period in 2023. This is primarily attributable to lower average realized prices and the lower average royalty rate described above.
Exhibit 6
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.

CRESCENT POINT ENERGY CORP.	7

Operating Expenses

	Three months ended March 31
($ millions, except per boe amounts)	2024	2023	% Change
Operating expenses	251.0	169.0	49
Per boe	13.89	15.91	(13)
Operating expenses increased 49 percent in the first quarter of 2024 compared to the first quarter of 2023. The increase was primarily due to the acquisitions of producing assets in the Alberta Montney in May and December 2023.
Operating expenses decreased 13 percent on a boe basis as the Alberta Montney assets have lower per boe operating costs.
Exhibit 7
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.
Transportation Expenses

	Three months ended March 31
($ millions, except per boe amounts)	2024	2023	% Change
Transportation expenses	81.8	32.8	149
Per boe	4.53	3.09	47
Transportation expenses increased 149 percent in the three months ended March 31, 2024, compared to the same period in 2023, primarily due to higher production from acquired assets in the Alberta Montney and higher tariff rates. On a per boe basis, transportation expenses increased 47 percent in the first quarter of 2024 compared to the same period in 2023, primarily due to the higher tariff rates associated with the Alberta Montney assets and additional tariffs incurred to access favorable pricing in the U.S. Midwest natural gas market.
Exhibit 8
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.

CRESCENT POINT ENERGY CORP.	8

Netback

	Three months ended March 31
($/boe) (1)	2024	2023	% Change
Oil and gas sales	61.32	71.73	(15)
Royalties	(6.30)	(8.10)	(22)
Operating expenses	(13.89)	(15.91)	(13)
Transportation expenses	(4.53)	(3.09)	47
Operating netback (2)	36.60	44.63	(18)
Realized gain (loss) on commodity derivatives	0.25	(0.70)	(136)
Netback (2)	36.85	43.93	(16)
(1)The dominant production category for the Company's properties is crude oil and condensate. These categories include associated natural gas and NGL volumes, therefore, the total operating netback and netback have been presented.
(2)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
The Company's operating netback for the three months ended March 31, 2024, decreased to $36.60 per boe from $44.63 per boe in the same period in 2023. The decrease in the Company's operating netback was primarily due to the decrease in average selling price and the increase in transportation expenses, partially offset by lower operating expenses and royalties. The decrease in the Company's netback was a result of the decrease in the operating netback, partially offset by the realized gain on commodity derivatives in the first quarter of 2024 compared to a realized loss in the same period of 2023.
Exhibit 9
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.
General and Administrative Expenses

	Three months ended March 31
($ millions, except per boe amounts)	2024	2023	% Change
Gross general and administrative expenses	44.2	37.3	18
Overhead recoveries	(5.2)	(4.4)	18
Capitalized	(10.4)	(8.9)	17
Total general and administrative expenses	28.6	24.0	19
Transaction costs	(1.3)	(1.8)	(28)
General and administrative expenses	27.3	22.2	23
Per boe	1.51	2.09	(28)
General and administrative ("G&A") expenses increased to $27.3 million in the three months ended March 31, 2024, compared to $22.2 million in the same period in 2023. The increase is primarily due to higher employee related costs, professional fees and information systems costs.
For the three months ended March 31, 2024, G&A expenses on a per boe basis decreased 28 percent compared to the same period in 2023, primarily due to higher production volumes and synergies achieved through the Company's acquisitions.
Transaction costs relate to the Company's acquisition and disposition transactions in Canada. Refer to the Capital Acquisitions and Dispositions section in this MD&A for further information.

CRESCENT POINT ENERGY CORP.	9

Exhibit 10
(1)The results are presented on a continuing operations basis. Comparative period results have been revised to reflect current period presentation.
Interest Expense

	Three months ended March 31
($ millions, except per boe amounts)	2024	2023	% Change
Interest expense on long-term debt	61.3	16.1	281
Unrealized (gain) loss on interest derivative contracts	(0.5)	(0.1)	400
Interest expense	60.8	16.0	280
Per boe - continuing operations	3.37	1.51	123
Per boe - total average daily production	3.37	1.28	163
Interest expense on long-term debt increased 281 percent in the first quarter of 2024 compared to the same period in 2023, due to the Company's higher average debt balance and higher effective interest rate. The Company's higher average debt balance in 2024 was due to the acquisitions in 2023. The Company's effective interest rate increased to 6.50 percent in 2024 compared to 4.19 percent in 2023 due to higher benchmark interest rates.
At March 31, 2024, approximately 25 percent of the Company's outstanding long-term debt had fixed interest rates.
Exhibit 11
Foreign Exchange Gain

	Three months ended March 31
($ millions)	2024	2023	% Change
Realized loss on CCS - principal	(2.4)	(0.3)	700
Translation of US dollar long-term debt	(65.8)	0.9	(7,411)
Unrealized gain on CCS - principal and foreign exchange swaps	64.3	2.9	2,117
Other	5.7	(0.5)	(1,240)
Foreign exchange gain	1.8	3.0	(40)

CRESCENT POINT ENERGY CORP.	10

The Company hedges its foreign exchange exposure using a combination of cross currency swaps ("CCS") and foreign exchange swaps. During the three months ended March 31, 2024, the Company realized a $2.4 million loss on CCS related to US dollar denominated Secured Overnight Financing Rate loan maturities due to the stronger Canadian dollar at maturity relative to the Company's average CCS foreign exchange rate.
The Company records foreign exchange gains or losses on the period end translation of US dollar long-term debt and related accrued interest. For the three months ended March 31, 2024, the Company recorded foreign exchange losses of $65.8 million, which were attributed to the weaker Canadian dollar at March 31, 2024 as compared to December 31, 2023.
For the three months ended March 31, 2024, Crescent Point recorded an unrealized derivative gain on CCS and foreign exchange swaps of $64.3 million due to the impact of the weaker forward Canadian dollar on the Company's CCS at March 31, 2024 as compared to December 31, 2023.
Share-based Compensation Expense

	Three months ended March 31
($ millions, except per boe amounts)	2024	2023	% Change
Share-based compensation costs	20.3	17.5	16
Realized gain on equity derivative contracts	(4.8)	(25.8)	(81)
Unrealized (gain) loss on equity derivative contracts	(0.1)	27.5	(100)
Capitalized	(3.2)	(1.7)	88
Share-based compensation expense	12.2	17.5	(30)
Per boe	0.68	1.65	(59)
During the three months ended March 31, 2024, the Company recorded share-based compensation ("SBC") costs of $20.3 million compared to $17.5 million in the same period of 2023. The higher SBC costs are primarily attributable to the higher share price at March 31, 2024 compared to December 31, 2023.
The Company recognized a realized gain of $4.8 million on the maturity of in-the-money equity derivative contracts during the first quarter of 2024. The realized gain is primarily due to the increase in the Company's share price compared to the hedge price at the time of grant.
The Company capitalized SBC costs of $3.2 million for the three months ended March 31, 2024, an increase of 88 percent from the same period in 2023. The increase was primarily due to the increase in total SBC costs mentioned above.
Exhibit 12

CRESCENT POINT ENERGY CORP.	11

The following table summarizes the number of restricted shares, Employee Share Value Plan ("ESVP") awards, Performance Share Units ("PSUs"), Deferred Share Units ("DSUs") and stock options outstanding:

	March 31, 2024	December 31, 2023
Restricted Share Bonus Plan (1)	1,380,685	1,380,685
Employee Share Value Plan	2,759,631	2,660,066
Performance Share Unit Plan (2)	2,844,523	1,623,248
Deferred Share Unit Plan	1,757,589	1,728,423
Stock Option Plan (3)	3,203,260	3,224,260
(1)At March 31, 2024, the Company was authorized to issue up to 9,774,533 common shares (December 31, 2023 - 9,774,533 common shares).
(2)Based on underlying units before any effect of performance multipliers.
(3)At March 31, 2024, the weighted average exercise price is $4.74 per share (December 31, 2023 - $4.74 per share).
As of the date of this MD&A, the Company had 1,116,754 restricted shares, 3,058,279 ESVP awards, 2,844,523 PSUs, 1,810,036 DSUs and 2,749,270 stock options outstanding.
Depletion, Depreciation and Amortization

	Three months ended March 31
($ millions, except per boe amounts)	2024	2023	% Change
Depletion and depreciation	314.5	183.8	71
Amortization of exploration and evaluation undeveloped land	29.6	2.6	1,038
Depletion, depreciation and amortization	344.1	186.4	85
Per boe	19.04	17.55	8
For the three months ended March 31, 2024, the Company's depletion, depreciation and amortization ("DD&A") rate increased to $19.04 per boe compared to $17.55 per boe in the same period in 2023. The increase in the DD&A rate per boe in 2024 was due to the increase in amortization of exploration and evaluation ("E&E") undeveloped land, primarily as a result of the acquisition of the Alberta Montney assets in May 2023 and December 2023.
DD&A expense increased 85 percent in the three months ended March 31, 2024, compared to the same period in 2023, primarily due to higher production volumes and an increased DD&A rate in 2024.
Exhibit 13
Impairment

	Three months ended March 31
($ millions, except per boe amounts)	2024	2023	% Change
Impairment	512.3	—	(100)
Per boe	28.35	—	(100)
The Company recognized an impairment loss of $512.3 million in the first quarter of 2024. At March 31, 2024, the Company classified certain non-core assets in its Southeast Saskatchewan and Southwest Saskatchewan cash-generating units ("CGUs") as held for sale. Immediately prior to classifying the assets as held for sale and at the balance sheet date, the Company conducted a review of the assets' estimated recoverable amounts and recorded impairment losses of $486.8 million on Property, Plant & Equipment ("PP&E") and $25.5 million on goodwill. The recoverable amount was determined based on the assets' fair value less costs of disposal and based on expected consideration. See Note 8 – "Property, Plant and Equipment" in the unaudited consolidated financial statements for the period ended March 31, 2024, for further information.

CRESCENT POINT ENERGY CORP.	12

Taxes

	Three months ended March 31
($ millions)	2024	2023	% Change
Current tax expense	—	—	—
Deferred tax expense (recovery)	(116.2)	62.5	(286)
Current Tax Expense
In the first quarters of 2024 and 2023, the Company recorded current tax expense of nil. Refer to the Company's Annual Information Form ("AIF") for the year ended December 31, 2023 for information on the Company's expected tax horizon, which is available on SEDAR+ at www.sedarplus.ca. Additionally, our AIF forms part of our Form 40-F that is filed with the SEC and is available on EDGAR at www.sec.gov.
Deferred Tax Expense (Recovery)
In the three months ended March 31, 2024, the Company recorded a deferred tax recovery of $116.2 million compared to a deferred tax expense of $62.5 million in the same period of 2023. The deferred tax recovery in first quarter of 2024 reflects the pre-tax loss in the period.
Cash Flow from Operating Activities, Adjusted Funds Flow from Operations, Net Income (Loss) and Adjusted Net Earnings from Operations

	Three months ended March 31
($ millions, except per share amounts)	2024	2023	% Change
Cash flow from operating activities from continuing operations	411.2	369.8	11

Adjusted funds flow from continuing operations (1)	568.2	438.6	30

Net income (loss) from continuing operations	(398.9)	184.8	(316)
Net income (loss) from continuing operations per share - diluted	(0.64)	0.33	(294)

Adjusted net earnings from continuing operations (1)	187.0	187.7	—
Adjusted net earnings from continuing operations per share - diluted (1)	0.30	0.34	(12)
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
Cash flow from operating activities from continuing operations increased from $369.8 million in first quarter of 2023 to $411.2 million in the first quarter 2024. The increase in cash flow from operating activities was primarily due to increased production, partially offset by the fluctuations in total operating netback, non-cash working capital and interest expense on long-term debt.
Exhibit 14
The Company's adjusted funds flow from continuing operations increased from $438.6 million in the three months ended March 31, 2023, to $568.2 million in three months ended March 31, 2024. The increase was primarily due to the higher production, partially offset by the decrease in total operating netback and increase in interest expense on long-term debt.

CRESCENT POINT ENERGY CORP.	13

Exhibit 15
The Company reported a net loss from continuing operations of $398.9 million for the three months ended March 31, 2024 ($0.64 per fully diluted share) compared to net income from continuing operations of $184.8 million in the same period in 2023 ($0.33 per fully diluted share). The change in net income (loss) was primarily due to the impairment recorded in the first quarter of 2024.
Exhibit 16
The Company's adjusted net earnings from continuing operations was $187.0 million for the three months ended March 31, 2024 ($0.30 per fully diluted share) compared to $187.7 million in the same period of 2023 ($0.34 per fully diluted share). Adjusted net earnings remained relatively consistent between periods, as increased production drove higher adjusted funds flow, but this increase was largely offset by the lower operating netback and higher depletion and depreciation expense.
Exhibit 17
Excess Cash Flow
Excess cash flow decreased from $153.4 million in the first quarter of 2023 to $130.8 million in the same period in 2024, primarily as a result of higher capital expenditures, partially offset by the increase in adjusted funds flow from operations.

CRESCENT POINT ENERGY CORP.	14

Discontinued Operations

	Three months ended March 31
($ millions, except per share amounts)	2024	2023	% Change
Cash flow from operating activities from discontinued operations	—	103.6	(100)

Adjusted funds flow from discontinued operations (1)	—	86.3	(100)

Net income (loss) from discontinued operations	(12.8)	31.9	(140)
Net income (loss) from discontinued operations per share - diluted	(0.02)	0.06	(133)

Adjusted net earnings from discontinued operations (1)	—	31.2	(100)
Adjusted net earnings from discontinued operations per share - diluted (1)	—	0.06	(100)
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
The Company recognized a net loss from discontinued operations of $12.8 million for the three months ended March 31, 2024, compared to net income from discontinued operations of $31.9 million in the same period of 2023. The net loss in the first quarter of 2024 was a result of final closing adjustments related to the sale of the North Dakota assets.
Dividends Declared

	Three months ended March 31
($ millions, except per share amounts)	2024	2023	% Change
Dividends declared	71.3	17.1	317
Dividends declared per share	0.115	0.032	259
In February 2024, Crescent Point declared a quarterly dividend of $0.115 per share to be paid on April 1, 2024, which was an increase of 15 percent from the prior dividend level.
Capital Expenditures

	Three months ended March 31
($ millions)	2024	2023	% Change
Development capital expenditures (1)	398.6	314.2	27
Land expenditures	7.7	1.3	492
Capitalized administration (2)	13.6	11.4	19
Corporate assets	1.1	0.5	120
Capital acquisitions	—	372.0	(100)
Capital dispositions (3)	(105.8)	(2.6)	3,969
Total (4)	315.2	696.8	(55)
(1)Specified financial measures that does not have any standardized meaning prescribed by IFRS and, therefore may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
(2)Capitalized administration excludes capitalized equity-settled SBC.
(3)Includes dispositions recorded through assets held for sale.
(4)Includes both continuing and discontinued operations.
Capital Acquisitions and Dispositions
Major Property Dispositions
North Dakota disposition
In 2023, the Company completed the disposition of its North Dakota assets. In the quarter ended March 31, 2024, the Company incurred $12.8 million in final closing adjustments related to the disposition. Refer to the Discontinued Operations section in this MD&A for further information.
Southern Alberta disposition
On January 26, 2024, the Company completed the disposition of its Southern Alberta assets for total consideration of $38.1 million, after closing adjustments. Total consideration consisted of $13.1 million in cash and $25.0 million of deferred consideration receivable. These assets were recorded as assets held for sale at December 31, 2023.
Swan Hills disposition
On March 21, 2024, the Company completed the disposition of its Swan Hills assets in Northern Alberta for total consideration of $80.5 million, after closing adjustments. These assets were recorded as assets held for sale at December 31, 2023.

CRESCENT POINT ENERGY CORP.	15

Assets Held for Sale
At March 31, 2024, the Company classified certain non-core assets in its Southeast Saskatchewan and Southwest Saskatchewan CGUs as held for sale. Upon classification, assets held for sale were recorded at their recoverable amount. The Company announced the disposition of these assets in May 2024. Refer to the Subsequent Events section in this MD&A for further information.
Development Capital Expenditures

	Three months ended March 31
($ millions)	2024	2023	% Change
Development capital expenditures from continuing operations	398.6	185.0	115
Development capital expenditures from discontinued operations	—	129.2	(100)
Development capital expenditures	398.6	314.2	27
The Company's development capital expenditures for the three months ended March 31, 2024, were $398.6 million, compared to $314.2 million in the same period in 2023. The increase was primarily due to increased activity in the Alberta Montney. In the first quarter of 2024, 45 (38.8 net) total wells were drilled and $48.1 million was spent on facilities and seismic ($33.7 million in the three months ended March 31, 2023).
Refer to the Guidance section in this MD&A for Crescent Point's development capital expenditure guidance for 2024.
Exhibit 18
Lease Liability
At March 31, 2024, the Company had $135.9 million of lease liabilities for contracts related to office space, fleet vehicles, equipment and drilling rigs.
Decommissioning Liability
The decommissioning liability decreased by $142.9 million in the first quarter of 2024, from $738.8 million at December 31, 2023 to $595.9 million at March 31, 2024. The decrease primarily relates to liabilities disposed through capital dispositions and the Company's continued abandonment and reclamation program. The liability is based on estimated undiscounted cash flows before inflation to settle the obligation of $851.7 million.
Liquidity and Capital Resources

Capitalization Table ($ millions, except share, per share, ratio and percent amounts)	March 31, 2024	December 31, 2023
Net debt (1)	3,582.9	3,738.1
Shares outstanding	619,027,284	619,929,490
Market price at end of period (per share)	11.08	9.19
Market capitalization	6,858.8	5,697.2
Enterprise value (1)	10,441.7	9,435.3
Net debt as a percentage of enterprise value (1)	34	40
Adjusted funds flow from operations (1) (2)	2,382.4	2,339.1
Net debt to adjusted funds flow from operations (1) (3)	1.5	1.6
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
(2)The sum of adjusted funds flow from operations for the trailing four quarters. Includes both continuing and discontinued operations.
(3)The net debt reflects the financing of acquisitions, however, the adjusted funds flow from operations only reflects adjusted funds flow from operations generated from the acquired properties since the closing date of the acquisitions.

CRESCENT POINT ENERGY CORP.	16

At March 31, 2024, Crescent Point's enterprise value was $10.44 billion and the Company was capitalized with 66 percent equity compared to $9.44 billion and 60 percent at December 31, 2023, respectively. The Company's net debt to adjusted funds flow from operations ratio at March 31, 2024, decreased to 1.5 times from 1.6 times at December 31, 2023. The decrease was largely due to the reduction in net debt as a result of capital dispositions and excess cash flow generation in the first quarter of 2024.
Crescent Point's market capitalization increased to $6.86 billion at March 31, 2024, from $5.70 billion at December 31, 2023, primarily due to the increase in the Company's share price.
Exhibit 19
(1)The sum of adjusted funds flow from operations for the trailing four quarters.
(2)The net debt reflects the financing of acquisitions, however, the adjusted funds flow from operations only reflects adjusted funds flow from operations generated from the acquired properties since the closing date of the acquisitions.
At March 31, 2024, the Company had combined revolving bank credit facilities of $2.82 billion. This includes a $2.26 billion unsecured syndicated credit facility and a $100.0 million unsecured operating facility, both with a maturity date of November 26, 2026 and extendible annually. The Company also has an additional $400.0 million unsecured syndicated credit facility that matures on May 10, 2025. At March 31, 2024, the Company had available unused borrowing capacity on its revolving bank credit facilities of approximately $796.0 million, including cash of $21.8 million.
At March 31, 2024, the Company had an outstanding drawn balance of $718.7 million under its syndicated bank term loan. The maturity date of the term loan is November 26, 2026.
The Company has a $60.0 million unsecured demand letter of credit facility with one Canadian chartered bank. The Company had letters of credit in the amount of $39.7 million outstanding at March 31, 2024.
At March 31, 2024, the Company had senior guaranteed notes of US$589.5 million and Cdn$105.0 million outstanding. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. The senior guaranteed notes have financial covenants similar to those of the combined credit facilities described above.
Concurrent with the issuance of senior guaranteed notes with total principal of US$517.0 million, the Company entered into CCS to manage the Company's foreign exchange risk. CCS fixes the US dollar amount of the individual tranches of notes for purposes of interest and principal repayments at a notional amount of $606.9 million. At March 31, 2024, $316.4 million of notional principal was repayable within one year. See Note 21 - "Financial Instruments and Derivatives" in the unaudited consolidated financial statements for the period ended March 31, 2024, for additional information.
The Company is in compliance with all debt covenants at March 31, 2024, which are listed in the table below:

Covenant Description	Maximum Ratio	March 31, 2024
Senior debt to adjusted EBITDA (1) (2)	3.50	1.20
Total debt to adjusted EBITDA (1) (3)	4.00	1.20
Senior debt to capital (2) (4)	0.55	0.36
(1)Adjusted EBITDA is calculated as earnings before interest, taxes, depletion, depreciation, amortization, impairment and impairment reversals, adjusted for certain non-cash items. Adjusted EBITDA is calculated on a trailing twelve month basis adjusted for material acquisitions and dispositions.
(2)Senior debt is calculated as the sum of amounts drawn on the combined facilities, outstanding letters of credit and the principal amount of the senior guaranteed notes.
(3)Total debt is calculated as the sum of senior debt plus subordinated debt. Crescent Point does not have any subordinated debt.
(4)Capital is calculated as the sum of senior debt and shareholders' equity and excludes the effect of unrealized derivative gains or losses and the adoption of IFRS 16.
The Company's ongoing working capital requirements are expected to be financed through cash, adjusted funds flow from operations and its bank credit facilities.

CRESCENT POINT ENERGY CORP.	17

Shareholders' Equity
At March 31, 2024, Crescent Point had 619.0 million common shares issued and outstanding compared to 619.9 million common shares at December 31, 2023. The decrease of 0.9 million is primarily due to shares purchased for cancellation under the Company's current Normal Course Issuer Bid ("NCIB").
As of the date of this MD&A, the Company had 617,967,453 common shares outstanding.
Normal Course Issuer Bid
On March 7, 2024, the Company announced the approval by the Toronto Stock Exchange of its notice to implement an NCIB. This NCIB allows the Company to purchase, for cancellation, up to 61,663,522 common shares, or 10 percent of the Company's public float, as at February 29, 2024. This NCIB commenced on March 11, 2024 and is due to expire on March 10, 2025. The Company's previous NCIB commenced on March 9, 2023 and expired on March 8, 2024.
In the first quarter of 2024, the Company purchased 0.9 million common shares for a total consideration of $10.0 million under its current NCIB. The total cost paid, including commissions and fees, was recognized directly as a reduction in shareholders' equity. Under the NCIB, all common shares purchased are cancelled.
Subsequent Events
Disposition of Non-core Saskatchewan Assets
On May 6, 2024, the Company announced the disposition of non-core Saskatchewan assets for $600.0 million, prior to closing adjustments.
Critical Accounting Estimates
There have been no changes in Crescent Point's critical accounting estimates in the three months ended March 31, 2024. Further information on the Company's critical accounting policies and estimates can be found in the notes to the annual consolidated financial statements and MD&A for the year ended December 31, 2023.
Changes in Accounting Policies
Presentation of Financial Statements
IAS 1 Presentation of Financial Statements was amended in January 2020 by the International Accounting Standards Board to clarify the presentation requirements of liabilities as either current or non-current within the statement of financial position. The Company adopted this amendment in 2024 and the adoption did not have an impact on the Company's consolidated financial statements.
Income Taxes
IAS 12 Income Taxes was amended in May 2023 by the International Accounting Standards Board to provide guidance on deferred taxes arising in jurisdictions implementing the Pillar Two model rules published by the Organisation for Economic Co-operation and Development. This amendment was effective immediately and has been adopted by the Company with no impact to the Company's interim consolidated financial statements.

CRESCENT POINT ENERGY CORP.	18

Summary of Quarterly Results

	2024	2023				2022
($ millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Oil and gas sales from continuing operations	1,107.9	946.7	998.7	791.6	762.0	864.2	930.3	1,120.5
Total oil and gas sales	1,107.9	1,012.4	1,236.3	949.6	913.6	1,016.6	1,097.3	1,286.5

Average daily production from continuing operations
Crude oil and condensate (bbls/d)	113,607	96,144	92,824	84,944	78,191	78,051	79,077	79,767
NGLs (bbls/d)	19,077	16,023	16,119	14,360	13,562	13,427	13,070	12,962
Natural gas (mcf/d)	395,204	248,306	244,777	192,964	157,690	139,206	131,377	120,635
Production from continuing operations (boe/d)	198,551	153,551	149,739	131,465	118,035	114,679	114,043	112,835
Total average daily production (boe/d)	198,551	162,269	180,581	155,031	139,280	134,124	133,019	129,176

Net income (loss) from continuing operations	(398.9)	302.6	133.6	178.4	184.8	(577.8)	415.1	279.6
Net income (loss) per share from continuing operations - diluted	(0.64)	0.54	0.25	0.33	0.33	(1.04)	0.73	0.49

Net income (loss)	(411.7)	951.2	(809.9)	212.3	216.7	(498.1)	466.4	331.5
Net income (loss) per share – diluted	(0.66)	1.70	(1.52)	0.39	0.39	(0.90)	0.82	0.58

Adjusted net earnings from continuing operations (1)	187.0	210.0	226.6	171.6	187.7	165.5	195.7	212.5
Adjusted net earnings from continuing operations per share – diluted (1)	0.30	0.37	0.42	0.32	0.34	0.30	0.35	0.37

Adjusted net earnings from operations (1)	187.0	192.8	315.5	205.4	218.9	209.8	242.9	272.1
Adjusted net earnings from operations per share – diluted (1)	0.30	0.34	0.59	0.38	0.40	0.38	0.43	0.47

Cash flow from operating activities from continuing operations	411.2	524.0	537.1	365.9	369.8	507.5	530.5	435.5
Cash flow from operating activities	411.2	611.3	648.9	462.1	473.4	589.5	647.0	529.6

Adjusted funds flow from continuing operations (1)	568.2	535.1	548.6	453.4	438.6	430.9	479.1	497.2
Adjusted funds flow from operations (1)	568.2	574.5	687.1	552.6	524.9	522.8	576.5	599.1

Adjusted working capital surplus (deficiency) (1)	(82.0)	(196.3)	(45.7)	(82.5)	(79.9)	95.1	47.9	(40.9)
Total assets	12,035.5	12,775.7	10,371.0	11,277.2	9,759.6	9,486.4	10,437.6	10,279.4
Total liabilities	5,659.6	5,908.2	4,660.6	4,597.5	3,113.8	2,993.0	3,224.6	3,501.3
Net debt (1)	3,582.9	3,738.1	2,876.2	3,000.7	1,436.3	1,154.7	1,198.3	1,467.9

Weighted average shares – diluted (millions)	622.6	559.1	536.9	545.3	552.7	559.2	567.4	575.9

Total capital acquisitions	—	2,513.9	1.1	1,702.7	372.0	1.3	88.2	0.3
Total capital dispositions	(105.8)	(602.4)	(0.2)	(8.4)	(2.6)	1.2	(244.1)	(37.8)
Development capital expenditures from continuing operations	398.6	276.0	260.4	123.5	185.0	160.5	224.3	140.8
Development capital expenditures (1)	398.6	278.9	315.5	230.1	314.2	246.4	308.5	196.9

Dividends declared	71.3	68.3	71.7	54.8	17.1	118.8	44.9	37.1
Dividends declared per share	0.115	0.120	0.135	0.100	0.032	0.215	0.080	0.065
(1)Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
Over the past eight quarters, the Company's oil and gas sales have fluctuated due to volatility in the crude oil, condensate and natural gas benchmark prices, changes in production and fluctuations in corporate oil price differentials. The Company's production has fluctuated due to changes in its development capital spending levels, acquisitions and dispositions and natural declines.
Net income (loss) has fluctuated over the past eight quarters, primarily due to changes in PP&E impairment charges and reversals, changes in adjusted funds flow from operations, unrealized derivative gains and losses, which fluctuate with changes in forward market prices and foreign exchange rates, gains and losses on capital dispositions, and fluctuations in deferred tax expense.

CRESCENT POINT ENERGY CORP.	19

Adjusted net earnings from operations has fluctuated over the past eight quarters, primarily due to changes in adjusted funds flow from operations, depletion and share-based compensation expense along with associated fluctuations in deferred tax expense.
Development capital expenditures have also fluctuated throughout this period due to the timing of acquisitions, dispositions and changes in the Company's development capital spending levels which vary based on a number of factors, including the prevailing commodity price environment.

CRESCENT POINT ENERGY CORP.	20

Disclosure Controls and Procedures
Crescent Point is required to comply with Multilateral Instrument 52-109 Certification of Disclosure on Issuers' Annual and Interim Filings. The certificate requires that Crescent Point disclose in the interim MD&A any weaknesses or changes in Crescent Point's internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect Crescent Point's internal controls over financial reporting. Crescent Point confirms that no such weaknesses or changes were identified in the Company's internal controls over financial reporting during the first quarter 2024.
Guidance
Crescent Point's guidance for 2024 is as follows:

	Prior (1)	Revised
Total Annual Average Production (boe/d) (2)	198,000 - 206,000	191,000 - 199,000

Capital Expenditures
Development capital expenditures ($ millions) (3)	$1,400 - $1,500	$1,400 - $1,500
Capitalized administration ($ millions)	$40	$40
Total ($ millions) (4)	$1,440 - $1,540	$1,440 - $1,540

Other Information
Reclamation activities ($ millions) (5)	$40	$40
Capital lease payments ($ millions)	$20	$20
Annual operating expenses ($/boe)	$12.75 - $13.75	$12.50 - $13.50
Royalties	10.00% - 11.00%	10.00% - 11.00%
(1)Prior guidance first published in the Company's December 21, 2023 press release.
(2)Total annual average production (boe/d) is comprised of approximately 65% Oil, Condensate & NGLs and 35% Natural Gas.
(3)Specified financial measures that does not have any standardized meaning prescribed by IFRS and, therefore may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section in this MD&A for further information.
(4)Land expenditures and net property acquisitions and dispositions are not included. Development capital expenditures spend is allocated on an approximate basis as follows: 90% drilling & development and 10% facilities & seismic.
(5)Reflects Crescent Point's portion of its expected total budget.
Return of Capital Outlook

Base Dividend
Current quarterly base dividend per share	$0.115
Total Return of Capital
% of excess cash flow (1)	60%
(1)Total return of capital is based on a framework that targets to return to shareholders 60% of excess cash flow on an annual basis. Refer to the Specified Financial Measures section in this MD&A for further information on base dividends and excess cash flow.
Additional information relating to Crescent Point, including the Company's December 31, 2023 AIF, which along with other relevant documents are available on SEDAR+ at www.sedarplus.ca. Additionally, our AIF forms part of our Form 40-F that is filed with the SEC and is available on EDGAR at www.sec.gov.

CRESCENT POINT ENERGY CORP.	21

Specified Financial Measures
Throughout this MD&A, the Company uses the terms “total operating netback”, "total operating netback from continuing operations", "total netback”, “total netback from continuing operations”, "operating netback", "netback", “adjusted funds flow from operations” (or "adjusted FFO"), “adjusted funds flow from continuing operations”, “adjusted funds flow from discontinued operations”, "excess cash flow", "base dividends", "adjusted working capital (surplus) deficiency", “net debt”, “enterprise value”, “net debt to adjusted funds flow from operations”, "net debt as a percentage of enterprise value", “adjusted net earnings from operations”, “adjusted net earnings from continuing operations”, “adjusted net earnings from continuing operations per share – diluted”, “adjusted net earnings from discontinued operations”, “adjusted net earnings from discontinued operations per share – diluted”, “adjusted net earnings from operations per share - diluted”, and "development capital expenditures". These terms do not have any standardized meaning as prescribed by IASB and, therefore, may not be comparable with the calculation of similar measures presented by other issuers.
Total operating netback and total netback are historical non-GAAP financial measures. Total operating netback is calculated as oil and gas sales, less royalties, operating and transportation expenses. Total netback is calculated as total operating netback plus realized commodity derivative gains and losses. Total operating netback and total netback are common metrics used in the oil and gas industry and are used to measure operating results to better analyze performance against prior periods on a comparable basis. The most directly comparable financial measure to total operating netback and total netback is oil and gas sales.
The following table reconciles oil and gas sales to total operating netback and total netback from continuing operations:

	Three months ended March 31
($ millions)	2024	2023	% Change
Oil and gas sales	1,107.9	762.0	45
Royalties	(113.9)	(86.0)	32
Operating expenses	(251.0)	(169.0)	49
Transportation expenses	(81.8)	(32.8)	149
Total operating netback from continuing operations	661.2	474.2	39
Realized gain (loss) on commodity derivatives	4.5	(7.4)	(161)
Total netback from continuing operations	665.7	466.8	43
Operating netback and netback are non-GAAP ratios and are calculated as total operating netback and total netback, respectively, divided by total production. Operating netback and netback are common metrics used in the oil and gas industry and are used to measure operating results on a per boe basis.
Base dividends is a historical non-GAAP financial measure and is calculated as dividends declared less special dividends declared as part of the Company’s return of capital framework and adjusted for timing of the dividend record date. Base dividends are based on a framework that targets dividend sustainability at lower commodity prices, allows for flexibility in the capital allocation process and dividend growth over time, and assists in determining the additional return of capital to shareholders as part of the Company’s return of capital framework.
Adjusted funds flow from operations is a capital management measure and is calculated based on cash flow from operating activities before changes in non-cash working capital, transaction costs and decommissioning expenditures funded by the Company. Transaction costs are excluded as they vary based on the Company's acquisition and disposition activity and to ensure that this metric is more comparable between periods. Decommissioning expenditures are discretionary and are excluded as they may vary based on the stage of the Company's assets and operating areas. The most directly comparable financial measure to adjusted funds flow from operations is cash flow from operating activities. Adjusted funds flow from operations is a key measure that assesses the ability of the Company to finance dividends, potential share repurchases, operating activities, capital expenditures and debt repayments. Adjusted funds flow from operations as presented is not intended to represent cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with IFRS. See Note 16 – "Capital Management" in the unaudited consolidated financial statements for the period ended March 31, 2024, for additional information on the Company's capital management.
Excess cash flow is a historical non-GAAP financial measure and is defined as adjusted funds flow from operations less development capital and other expenditures, payments on lease liability, decommissioning expenditures funded by the Company, unrealized gains and losses on equity derivative contracts, transaction costs and other items (excluding net acquisitions and dispositions). The Company has separated transaction costs from "other items" due to the materiality of the amounts. The prior period presentation has been revised to reflect current period presentation. The most directly comparable financial measure to excess cash flow disclosed in the Company's financial statements is cash flow from operating activities. Excess cash flow is a key measure that assesses the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth.

CRESCENT POINT ENERGY CORP.	22

The following table reconciles cash flow from operating activities to adjusted funds flow from operations and excess cash flow:

	Three months ended March 31
($ millions)	2024	2023 (1)	% Change
Cash flow from operating activities	411.2	473.4	(13)
Changes in non-cash working capital	148.4	39.8	273
Transaction costs	1.3	1.8	(28)
Decommissioning expenditures (2)	7.3	9.9	(26)
Adjusted funds flow from operations	568.2	524.9	8
Development capital and other expenditures	(417.9)	(327.4)	28
Payments on lease liability	(8.6)	(5.3)	62
Decommissioning expenditures	(7.3)	(9.9)	(26)
Unrealized gain (loss) on equity derivative contracts	0.1	(27.5)	(100)
Transaction costs	(1.3)	(1.8)	(28)
Other items (3)	(2.4)	0.4	(700)
Excess cash flow	130.8	153.4	(15)
(1)Comparative period revised to reflect current period presentation.
(2)Excludes amounts received from government grant programs.
(3)Other items exclude net acquisitions and dispositions.
The following table reconciles cash flow from operating activities from discontinued operations to adjusted funds flow from discontinued operations:

	Three months ended March 31
($ millions)	2024	2023	% Change
Cash flow from operating activities from discontinued operations	—	103.6	(100)
Changes in non-cash working capital	—	(17.3)	(100)
Adjusted funds flow from discontinued operations	—	86.3	(100)
The following tables reconcile cash flow from operating activities and adjusted funds flow from operations from continuing and discontinued operations:

	Three months ended March 31
($ millions)	2024	2023	% Change
Cash flow from operating activities from continuing operations	411.2	369.8	11
Cash flow from operating activities from discontinued operations	—	103.6	(100)
Cash flow from operating activities	411.2	473.4	(13)

	Three months ended March 31
($ millions)	2024	2023	% Change
Adjusted funds flow from continuing operations	568.2	438.6	30
Adjusted funds flow from discontinued operations	—	86.3	(100)
Adjusted funds flow from operations	568.2	524.9	8
Adjusted working capital (surplus) deficiency is a capital management measure and is calculated as accounts payable and accrued liabilities, dividends payable and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits and deferred consideration receivable. Deferred consideration receivable was incurred in 2023 and 2024 through capital dispositions and is included in "other current assets" and "other long-term assets" on the balance sheet. Adjusted working capital (surplus) deficiency is a component of net debt and is a measure of the Company's liquidity.

CRESCENT POINT ENERGY CORP.	23

The following table reconciles adjusted working capital deficiency:

($ millions)	March 31, 2024	December 31, 2023	% Change
Accounts payable and accrued liabilities	593.6	634.9	(7)
Dividends payable	71.3	56.8	26
Long-term compensation liability (1)	58.4	66.8	(13)
Cash	(21.8)	(17.3)	26
Accounts receivable	(409.0)	(377.9)	8
Prepaids and deposits	(105.1)	(87.8)	20
Deferred consideration receivable (2)	(105.4)	(79.2)	33
Adjusted working capital deficiency	82.0	196.3	(58)
(1)Includes current portion of long-term compensation liability and is net of equity derivative contracts.
(2)Deferred consideration receivable is comprised of $90.2 million included in other current assets and $15.2 million included in other long-term assets (December 31, 2023 - $79.2 million in other current assets and nil in other long-term assets).
Net debt is a capital management measure and is calculated as long-term debt plus adjusted working capital (surplus) deficiency, excluding the unrealized foreign exchange on translation of hedged US dollar long-term debt. The most directly comparable financial measure to net debt disclosed in the Company's financial statements is long-term debt. Net debt is a key measure of the Company's liquidity.
The following table reconciles long-term debt to net debt:

($ millions)	March 31, 2024	December 31, 2023	% Change
Long-term debt (1)	3,591.2	3,566.3	1
Adjusted working capital deficiency	82.0	196.3	(58)
Unrealized foreign exchange on translation of hedged US dollar long-term debt	(90.3)	(24.5)	269
Net debt	3,582.9	3,738.1	(4)
(1)Includes current portion of long-term debt.
Enterprise value is a supplementary financial measure and is calculated as market capitalization plus net debt. Enterprise value is used to assess the valuation of the Company. Refer to the Liquidity and Capital Resources section in this MD&A for further information.
Net debt to adjusted funds flow from operations is a capital management measure and is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters. Net debt as a percentage of enterprise value is a supplementary financial measure and is calculated as net debt divided by enterprise value. The measures of net debt to adjusted funds flow from operations and net debt as a percentage of enterprise value are used to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point monitors these measures and uses them as key measures in capital allocation decisions including capital spending levels, returns to shareholders including dividends and share repurchases, and financial considerations.
Adjusted net earnings from operations is a historical non-GAAP financial measure and is calculated based on net income (loss) before amortization of E&E undeveloped land, impairment or impairment reversals, unrealized derivative gains or losses, unrealized foreign exchange gain or loss on translation of hedged US dollar long-term debt, gains or losses on capital acquisitions and dispositions, cumulative foreign currency translation of discontinued foreign operations, and deferred tax related to these adjustments. Adjusted net earnings from operations is a key measure of financial performance that is more comparable between periods. The most directly comparable financial measure to adjusted net earnings from operations disclosed in the Company's financial statements is net income (loss).
The following table reconciles net income (loss) to adjusted net earnings from operations:

	Three months ended March 31
($ millions)	2024	2023	% Change
Net income (loss)	(411.7)	216.7	(290)
Amortization of E&E undeveloped land	29.6	2.6	1,038
Impairment	512.3	—	(100)
Unrealized derivative losses	152.9	3.9	3,821
Unrealized foreign exchange (gain) loss on translation of hedged US dollar long-term debt	68.2	(0.6)	(11,467)
Net (gain) loss on capital dispositions	12.0	(2.0)	(700)
Deferred tax adjustments	(176.3)	(1.7)	10,271
Adjusted net earnings from operations	187.0	218.9	(15)

CRESCENT POINT ENERGY CORP.	24

The following table reconciles net income (loss) from discontinued operations to adjusted net earnings from discontinued operations:

	Three months ended March 31
($ millions)	2024	2023	% Change
Net income (loss) from discontinued operations	(12.8)	31.9	(140)
Net loss on capital dispositions	12.8	—	100
Deferred tax adjustments	—	(0.7)	(100)
Adjusted net earnings from discontinued operations	—	31.2	(100)
The following table reconciles adjusted net earnings from continuing and discontinued operations:

	Three months ended March 31
($ millions)	2024	2023	% Change
Adjusted net earnings from continuing operations	187.0	187.7	—
Adjusted net earnings from discontinued operations	—	31.2	(100)
Adjusted net earnings from operations	187.0	218.9	(15)
Adjusted net earnings from operations per share - diluted is a non-GAAP ratio and is calculated as adjusted net earnings from operations divided by the number of weighted average diluted shares outstanding. Adjusted net earnings from operations presents a measure of financial performance that is more comparable between periods. Adjusted net earnings from operations as presented is not intended to represent net earnings or other measures of financial performance calculated in accordance with IFRS.
The following table reconciles development capital and other expenditures to development capital expenditures:

	Three months ended March 31
($ millions)	2024	2023	% Change
Development capital and other expenditures	417.9	327.4	28
Payments on drilling rig lease liabilities	3.1	—	100
Land expenditures	(7.7)	(1.3)	492
Capitalized administration (1)	(13.6)	(11.4)	19
Corporate assets	(1.1)	(0.5)	120
Development capital expenditures	398.6	314.2	27
(1)Capitalized administration excludes capitalized equity-settled SBC.
Development capital expenditures is a historical non-GAAP financial measure that presents total budgeted development capital spending under the Company's guidance. The most directly comparable financial measure disclosed in the Company's financial statements is development capital and other expenditures on the consolidated statements of cash flows. Development capital expenditures is calculated as development capital and other expenditures plus payments on drilling rig lease liabilities, and excludes land expenditures, capitalized administration and corporate assets. These drilling rig contracts are accounted for in accordance with IFRS 16 Leases.
Management believes the presentation of the specified financial measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

CRESCENT POINT ENERGY CORP.	25

Forward-Looking Information
Certain statements contained in this management's discussion and analysis constitute forward-looking statements and are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. By its nature, such forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements should not be unduly relied upon. These statements are effective only as of the date of this MD&A. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. For additional information on the disposition of certain non-core Saskatchewan assets, refer to the press release dated May 6, 2024 available on SEDAR+ at www.sedarplus.ca.
Any “financial outlook” or “future oriented financial information” in this management’s discussion and analysis, as defined by applicable securities legislation, have been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.
Certain statements contained in this MD&A, including statements related to Crescent Point's capital expenditures, projected asset growth, view and outlook toward future commodity prices, drilling activity and statements that contain words such as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", “projected”, “sustain”, “continues”, “strategy”, “potential”, “projects”, “grow”, “take advantage”, “estimate” and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation. The material assumptions and factors in making these forward-looking statements are disclosed in this MD&A under the headings "Overview", "Commodity Derivatives", “Liquidity and Capital Resources” and “Guidance”.
In particular, forward-looking statements include:

● Crescent Point's net debt reduction focus through excess cash flow generation and non-core asset dispositions;
● Use of proceeds from Saskatchewan disposition;
● Crescent Point's approach to proactively manage the risk exposure inherent in movements in the price of crude oil, propane, natural gas, the Company's share price, the US/Cdn dollar exchange rate and interest rates through the use of derivatives with investment-grade counterparties;
● Crescent Point's use of derivatives to reduce the volatility of the selling price of its crude oil and natural gas production and how this provides a measure of stability to cash flow;
● The extent and effectiveness of hedges;
● Expectations of generating strong returns and excess cash flow to provide continued returns to shareholders;

● Crescent Point's 2024 production and capital expenditures guidance, and other information forming part of the 2024 guidance;
● Crescent Point's return of capital outlook including dividend expectations and additional return of capital target as a percentage of excess cash flow;
● The Company's liquidity and financial flexibility;
● The method by which the Company's ongoing working capital requirements are financed;
● NCIB expectations; and
● Estimated undiscounted and uninflated cash flows to settle decommissioning liability.

This information contains certain forward-looking estimates that involve substantial known and unknown risks and uncertainties, many of which are beyond Crescent Point's control. Such risks and uncertainties include, but are not limited to: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, pandemics, and blowouts; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impacts of drought, wildfires and severe weather events; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general; changes in interest rates and inflation; uncertainties associated with regulatory approvals; geopolitical conflicts, including the Russian invasion of Ukraine and conflict between Israel and Hamas; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; and changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; and other factors, many of which are outside the control of the Company.
Therefore, Crescent Point's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking estimates and if such actual results, performance or achievements transpire or occur, or if any of them do so, there can be no certainty as to what benefits or detriments Crescent Point will derive therefrom.

CRESCENT POINT ENERGY CORP.	26

Crude oil and condensate, and natural gas information is provided in accordance with the United States Financial Accounting Standards Board Topic 932 - "Extractive Activities - Oil and Gas" and where applicable, financial information is prepared in accordance with International Financial Reporting Standards ("IFRS").
The Company files its reserves information under National Instrument 51-101 - "Standards of Disclosure of Oil and Gas Activities" (NI 51-101), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada.
There are significant differences to the type of volumes disclosed and the basis from which the volumes are economically determined under the United States Securities and Exchange Commission (“SEC”) requirements and NI 51-101. The SEC requires disclosure of net reserves, after royalties, using 12-month average prices and current costs; whereas NI 51-101 requires Company gross reserves, before royalties, using forecast pricing and costs. Therefore the difference between the reported numbers under the two disclosure standards may be material.
Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf : 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil and condensate as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. Oil and gas metrics such as operating netback and netback do not have standardized meaning and as such may not be reliable, and should not be used to make comparisons.
NI 51-101 includes condensate within the natural gas liquids (NGLs) product type. The Company has disclosed condensate as combined with crude oil and separately from other natural gas liquids in this MD&A since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that this crude oil and condensate presentation provides a more accurate description of its operations and results therefrom.
The Company’s aggregate production for the past eight quarters and the references to “natural gas”, “crude oil" and "condensate”, reported in this MD&A consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 mcf : 1 bbl where applicable:

	2024	2023				2022
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Light & Medium Crude Oil (bbl/d)	11,434	12,198	12,405	13,188	12,879	13,671	12,347	15,752
Heavy Crude Oil (bbl/d)	3,620	3,795	3,617	3,857	4,010	3,870	4,102	4,103
Tight Oil (bbl/d)	72,849	56,657	54,605	48,151	39,464	40,068	42,030	42,553
Total Crude Oil (bbl/d)	87,903	72,650	70,627	65,196	56,353	57,609	58,479	62,408

NGLs (bbl/d)	44,780	39,517	38,316	34,108	35,401	33,871	33,668	30,322

Shale Gas (mcf/d)	388,432	236,926	232,235	184,105	147,458	128,437	121,070	109,835
Conventional Natural Gas (mcf/d)	6,773	11,380	12,542	8,859	10,233	10,769	10,307	10,800
Total Natural Gas (mcf/d)	395,205	248,306	244,777	192,964	157,691	139,206	131,377	120,635

Total production from continuing operations (boe/d)	198,551	153,551	149,739	131,465	118,036	114,681	114,043	112,836

	2024	2023				2022
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Light & Medium Crude Oil (bbl/d)	11,434	12,198	12,408	13,190	12,879	13,671	12,347	15,752
Heavy Crude Oil (bbl/d)	3,620	3,795	3,617	3,857	4,010	3,870	4,102	4,103
Tight Oil (bbl/d)	72,849	62,512	75,879	63,812	53,184	52,095	54,030	53,521
Total Crude Oil (bbl/d)	87,903	78,505	91,904	80,859	70,073	69,636	70,479	73,376

NGLs (bbl/d)	44,780	41,373	44,728	39,399	40,592	38,893	38,481	34,013

Shale Gas (mcf/d)	388,432	242,965	251,152	199,781	161,459	142,803	134,049	119,924
Conventional Natural Gas (mcf/d)	6,773	11,380	12,542	8,859	10,233	10,769	10,307	10,800
Total Natural Gas (mcf/d)	395,205	254,345	263,694	208,640	171,692	153,572	144,356	130,724

Total average daily production (boe/d)	198,551	162,269	180,581	155,031	139,280	134,124	133,019	129,176

CRESCENT POINT ENERGY CORP.	27

Directors
Barbara Munroe, Chair (6)
James Craddock (2) (3) (5)
John Dielwart (3) (4)
Mike Jackson (1) (5)
Jennifer Koury (2) (5)
Francois Langlois (1) (3) (4)
Myron Stadnyk (1) (2) (4)
Mindy Wight (1) (2)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environment, Safety and Sustainability Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
(6) Chair of the Board serves in an ex officio capacity on each Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Garret Holt
Senior Vice President, Strategy and Planning
Michael Politeski
Senior Vice President, Finance and Treasurer
Shelly Witwer
Senior Vice President, Business Development
Justin Foraie
Vice President, Operations and Marketing
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
McDaniel & Associates Consultants Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Sarfraz Somani
Manager, Investor Relations
(403) 693-0020

CRESCENT POINT ENERGY CORP.	28